SIMPSON THACHER & BARTLETT LLP
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DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

April 5, 2019

VIA EDGAR TRANSMISSION

Re:	Avantor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted on February 8, 2019
CIK No. 0001722482

Tim Buchmiller

Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated March 29, 2019, relating to the Registration Statement (the “Comment Letter”), and to otherwise update the Company’s disclosure, including the addition of (i) a placeholder for preliminary first quarter 2019 financial results, which will be available prior to effectiveness, (ii) a concurrent offering of mandatory convertible preferred stock by the Company and (iii) the filing of certain exhibits to the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	April 5, 2019

Conflicts of interest, page 9

1.

We note your response to prior comment 3. Please highlight in this section how the price of your common stock could affect the underwriter’s holdings of your preferred stock and warrants. Also, please clarify your references to “more than 5%” and “greater than 10%” to more specifically identify the percentages.

In response to the Staff’s comment, the Company has revised its disclosure on pages 13-14, 49-50, 188, A-10 and A-58 of Amendment No. 2.

We are subject to product liability and other claims in the ordinary course of business, page 25

2.	Please expand your response to prior comment 6 to tell us whether products you sell or your customers’ products incorporating your products have been in the past subject to material litigation.

The Company confirms to the Staff that, during the past five fiscal years, neither the products sold by it nor, to its knowledge, the products sold by its customers incorporating products manufactured by it, have been subject to material litigation. The Company further confirms that during the past five fiscal years, it has not been subject to settlements or judgments involving product liability litigation that were material. The Company further advises the Staff that it is not specifically aware of product liability litigation material to the Company prior to such time. The Company evaluates, on a quarterly basis, developments in legal proceedings and other matters that could cause an increase or decrease in the amount of potential liability that is accrued. See Note 12 to the audited financial statements of the Company included in the Registration Statement. In addition, the Company discloses in Note 12 that there are no material reserves relating to litigation or product liability matters. Accordingly, the Company respectfully submits that the existing language of its risk factor on pages 29-30 of Amendment No. 2 properly identifies the material risks to the Company and its investors relating to product liability and related matters.

Securities and Exchange Commission	April 5, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

3.	Please clearly disclose the substance of the second sentence of the third paragraph in your response to prior comment 2.

In response to the Staff’s comment, the Company has revised its disclosure on page 61 of Amendment No. 2.

Results of Operations, page 58

4.	Your reference to double-digit growth on page 59 appears to refer to growth between 10% and 99%. Please revise to provide more specific disclosure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 65 and 69 of Amendment No. 2.

5.

We note your tables that attribute “Baseline VWR” as a “reason for change” in 2018. However, from the information on page 71, it appears that “Baseline VWR” does not reflect the results of the VWR business after the 2017 acquisition and instead presents 2018 results based on an assumption that the VWR business’ performance was unchanged in 2018. If so, please revise your tables to remove any implication that “Baseline VWR” information reflects actual results of the VWR business during 2018. In this regard, it is unclear why it is appropriate to attribute 2018 “period-over-period change” to the 2017 performance of VWR as you mention on page 58 if you do not know how the VWR business performed during the 2018 period; please advise or revise.

The Company respectfully advises the Staff that during 2018, it integrated VWR into its overall business. The integration included changes to our financial reporting systems that enabled us to report according to our new integrated operations. Since we have not operated the VWR business as a standalone operation since the integration, our systems were not designed and are no longer able to report VWR’s standalone results beginning in 2018.

To overcome this limitation, management performs a comparison of our results for the years ended December 31, 2018 and 2017 by subtracting VWR’s performance for the 324 days ended November 21, 2017, reduced by Avantor’s pre-acquisition sales and costs of sales to VWR for that period (collectively referred to as “Baseline 2017 VWR”), from the reported year-over-year change to arrive at a “Combined Change,” in each case as described on page 64 of Amendment No. 2. This presentation has the benefit of providing management and readers an indication of VWR’s performance in 2018, assuming results in 2018 were unchanged from 2017. This presentation also isolates the Combined Change that provides insight about the year-over-year growth or deterioration of the combined business operations on a comparable basis. Absent this formulation, management would lack the ability to provide quantitative information about the effects of the VWR Acquisition in 2018, which is the most significant driver of the reported change.

To clarify this presentation for readers and in response to the Staff’s comment, the Company has revised its disclosure on page 64 to more clearly explain the basis of presentation and has revised its tabular and narrative references to Baseline 2017 VWR on pages 65-68 and 76-78 to remove any implication that Baseline 2017 VWR reflects actual results of the VWR business for 2018.

Our Products and Services, page 94

6.

Please expand your response to prior comment 22 to tell us whether any product or service class within the categories disclosed in the graphs on page 95 accounted for 10 percent or more of your revenue during any of the last three fiscal years.

In response to the Staff’s comment, the Company has revised its disclosure with respect to fiscal year ended December 31, 2016 on page 102 of Amendment No. 2. In addition, the Company respectfully advises the Staff that no product class within the categories disclosed has accounted for more than 10 percent of the Company’s revenue for the fiscal years ended December 31, 2018 and 2017.

Principal Stockholders, page 142

7.	We note footnote (5) on page 144. Please also provide the information required by the last sentence of Regulation S-K Item 403(a) and (b).

In response to the Staff’s comment, the Company has revised its disclosure on page 152 of Amendment No. 2 with respect to the table showing beneficial ownership of its Existing Junior Convertible Preferred Stock. With respect to the table showing beneficial ownership of the Company’s common stock, the

Securities and Exchange Commission	April 5, 2019

Company respectfully advises the Staff that it will provide the information required by the last sentence of Regulation S-K Item 403(a) and (b) in a subsequent amendment.

8.	Please tell us how your disclosure will reflect each conversion alternative mentioned in the last paragraph on page F-32.

The Company respectfully advises the Staff that based on the assumed initial public offering price per share of common stock, which will be the midpoint of the estimated offering price range to be included in a subsequent amendment, the number of shares of common stock issuable upon conversion of the Existing Junior Convertible Preferred Stock will be a fixed amount of shares representing 46.97% of the total common stock outstanding following the conversion. As a result, the Company has disclosed on pages 14, 149 and 172 of Amendment No. 2 that the number of shares of common stock issuable upon such conversion will be a fixed number of shares. However, the Company has also disclosed that if the volume-weighted average trading price of its common stock for a period of 30 trading days prior to the conversion date is less than a certain per share price to be determined and included in a subsequent amendment, the number of shares of common stock received upon the conversion of the Existing Junior Convertible Preferred Stock would be increased by an amount sufficient to provide holders with a value equal to the liquidation preference of $1,650 per share.

Certain Relationships and Related Party Transactions, page 146

9.

We note you identify New Mountain Capital as your sponsor, that Avantor was acquired by affiliates of New Mountain Capital, your disclosure that you acquired NuSil in 2016, and that both NuSil and your predecessor were controlled by New Mountain Capital. Please expand your response to prior comment 29 to provide an analysis supporting your conclusion that New Mountain Capital and those with whom New Mountain Capital acted in connection with these transactions are not promoters; it remains unclear whether all disclosure required by Regulation S-K Item 404(c)(1) is included in your prospectus.

In response to the Staff’s comment, set forth below is a supplement to the Company’s response to prior comment 29:

The Company does not believe that the disclosure required by Item 404(c) of Regulation S-K is required to be included in the Registration Statement because the Company has not had a promoter at any time during the past five fiscal years.

The definition of “promoter” for purposes of the Securities Act is set forth under Rule 405. The definition and subsequent case law focus on the terms, “founding and organizing.” See Wilson Land Co. #1 v. Chapman, 898 F.2d 157, No. 88-6680, 1990 WL 28138, at *3 (9th Cir. Mar. 12 1990); Millsap v. Commissioner, 46 T.C. 751, 756 (citing Rule 405 and explaining, “[H]e was instrumental in

Securities and Exchange Commission	April 5, 2019

organizing the corporations and solicited the investment therein by others.”). During the period of time before the adoption of the current Rule 405, the SEC, in a series of no-action letters, identified the role of a promoter as “inducing the formation of a corporation.” See American Tung Grove Developments, Inc., File No. 2-4359, SEC No-Action Letter, 8 S.E.C. 51, 1940 WL 36482, at *6 (Sept. 30, 1940); see also Shawnee Chiles Syndicate, File No. 2-4753, SEC No-Action Letter, 10 S.E.C. 109, 115 (Sept. 18, 1941) (stating that a person is a promoter when he or she has “engaged actively in the formation of the registrant”). According to our review of case law, to be found a promoter, one must either be active in the issuer’s business or actively engaged in the formation of the issuer. See Ingenito v. Bermec Corp., 441 F. Supp., 525, 537 (S.D.N.Y. 1977) and Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 F.2d 888, 894 (C.C.A. 10th, 1939). To be actively engaged in the formation of an issuer, one must be involved in the transactions by which the issuer acquires the assets essential to the conduct of its business or in the mechanics of the underwriting and registration process. See Ingenito, 441 F. Supp. at 537. Additionally, Rule 405 provides that any person who receives securities solely in consideration of property shall not be deemed a promoter if such person does not otherwise take part in founding and organizing the enterprise.

It is the Company’s view that the investments made by the Company’s financial sponsor, New Mountain Capital, both in the Company and in NuSil, should be treated as capital investments in an existing business, as opposed to promotional activities. In addition, both of these investments took place outside of the five-year period mandated by Item 404(c).

With respect to New Mountain Capital’s investment in the Company, it paid approximately $280 million in cash in 2010 for its ownership interests in an enterprise that had been operating for roughly 100 years. Since that time, New Mountain Capital’s role with respect to its investment in the Company has been typical for a stockholder with a controlling interest in an enterprise. Subject to certain limited contractual rights contained in the Company’s stockholder agreement (and, following the offering, a separate investor rights agreement), the business of the Company, including the development of its business plan and strategy, has been and will be conducted and developed by its officers under the supervision of its full board of directors, and not by New Mountain Capital alone.

Similarly, New Mountain Capital paid approximately $735 million in cash in 2011 to acquire its ownership interests in NuSil, a business that had been in existence for 35 years prior to such date. That investment was also not unlike that of a typical stockholder with a controlling interest in an enterprise. Moreover, while the Company’s merger with NuSil took place within the five-year period specified in Item 404(c), the Company does not believe that such a transaction, which was not unlike any other merger with shareholders in common between the merging entities, should result in a conclusion that the controlling shareholder of both parties is therefore a promoter pursuant to Item 405.

Securities and Exchange Commission	April 5, 2019

In addition, while the Company does not believe New Mountain Capital is a “promoter,” in further response to the Staff’s comment the Company has updated its disclosure on pages 156-157 to provide additional information relating to the Company’s merger with NuSil and the consideration received by New Mountain Capital in connection therewith.

10.

We note your disclosure in note 14 beginning on page F-31. If you will be redeeming the Existing Senior Preferred at their redemption value plus a call premium, please clarify your disclosure in this section. If any call premium creates additional conflicts of interest for any of your underwriters, please add corresponding disclosure in the appropriate locations in your filing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 155-156 of Amendment No. 2.

The Company respectfully notes that the terms of the Existing Senior Preferred Stock under the certificate of designations require that the Company offer to redeem the securities in connection with an initial public offering. In lieu of making an offer to redeem the Existing Senior Preferred Stock, the Company is redeeming the Existing Senior Preferred Stock in order to settle the redemption of the shares of Existing Senior Preferred Stock substantially simultaneously with the consummation of the offering. In either case of an optional redemption or an offer of redemption, the Company is required to pay a call premium in accordance with the terms of the certificate of designations. Pursuant to the certificate of designations, such call premium will be distributed to each applicable holder on a pro rata basis. As a result, the Company does not believe the payment of any call premiums creates additional conflicts and as a result has not revised any related disclosure.

11.

We note your references throughout this section to “prior stockholders,” “prior award holders,” “other prior equityholders,” and an “individual,” etc. Please ensure that you have name each related person and identified the basis on which the person is a related person. Also disclose the amount of each related person’s interest in each transaction required to be disclosed by Regulation S-K Item 404.

In response to the Staff’s comment, the Company has revised its disclosure on pages 156-157 of Amendment No. 2.

Securities and Exchange Commission	April 5, 2019

Stockholders Agreement, page 146

12.

From your revisions in response to prior comment 26, it appears that many of the provisions mentioned in the first and second paragraph of this section do not terminate in connection with this offering. Please describe the operation of those provisions. Also, please disclose which director was designated by each shareholder under the agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 154 of Amendment No. 2.

Registration Rights Agreement, page 146

13.	Please expand your revisions in response to prior comment 26 to disclose the material terms of this agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 154-155 of Amendment No. 2.

CPECS, page 147

14.	Please disclose the dollar amount of the related person’s CPECs that were converted into shares and the number of your shares that the related person held as a result of the conversion.

In response to the Staff’s comment, the Company has revised its disclosure on page 155 of Amendment No. 2.

Related Persons Transaction Policy, page 151

15.

We note your revised disclosure in response to prior comment 29. Please provide the disclosure required by Regulation S-K Item 404(b) regarding your current policies and procedures. Also, tell us whether you plan to provide the disclosure addressed by Item 404(b)(1)(ii) regarding your new written policy before the effective date of this registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 160 of Amendment No. 2.

Description of Indebtedness, page 152

16.

Please expand your response to prior comment 30 to tell us the amount of additional loan available to you based on current circumstances, assuming a willing lender. Also, please disclose the substance of the penultimate sentence of your response to prior comment 30 to clarify your disclosure in the second paragraph regarding an uncommitted facility which provides for additional or increased commitments.

Securities and Exchange Commission	April 5, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 164 of Amendment No. 2.

Exclusive Forum, page 165

17.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the Staff’s comment, the Company has elected to modify the forum selection provision to include both Delaware state courts and federal district courts located in Delaware as the exclusive forums for specific matters. Accordingly, the Company has revised the disclosure on pages 49 and 177 of the Amendment No. 2 to state the above and address the Staff’s comment with respect to the uncertainty as to whether a court would enforce such a provision and that stockholders would not be considered to have waived the Company’s compliance with federal securities laws. Finally, the Company will also ensure that the exclusive forum provisions related to the Securities Act and Exchange Act will be clearly stated in its governing documents.

Securities and Exchange Commission	April 5, 2019

Exhibits

18.

We note that the last paragraph of your response to prior comment 34 addresses only named executive officers. Please also address agreements with other executive officers as required by Regulation S-K Item 601(b)(10).

The Company has filed the employment agreements with certain of its named executive officers in this Amendment No. 2. The Company respectfully advises the Staff that it will otherwise file the employment agreements with its remaining named executive officers in a subsequent pre-effective amendment. Pursuant to Item 601(b)(10)(ii), contracts with officers need not be filed “where immaterial in amount or significance.” The Company has determined that only its agreements with named executive officers are material in amount or significance.

*    *    *    *    *    *     *    *

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Kristin Lochhead
Brian Cascio

Avantor, Inc.
Justin M. Miller

Simpson Thacher & Bartlett LLP
Ryan Bekkerus

Ropes & Gray LLP
Patrick O’Brien
John Sorkin
Rachel Phillips